July 17, 2019

Anthony J. Iarocci, Jr.
Chief Executive Officer
DCA Asset Management, Inc.
8217 East Spanish Boot Road
Carefree, Arizona 85377

       Re: DCA Asset Management, Inc.
           Amendment No. 4 to Registration Statement on Form 10-12G Filed June 11, 2019
           File No. 000-54966

Dear Mr. Iarocci:

        We issued comments to you on the above captioned filing on June 19, 2019. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by July 31, 2019.

        If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Gregory Dundas, Attorney-Adviser, at (202) 551-3436 or Larry Spirgel,
Assistant Director, at (202) 551-3810 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Telecommunications
cc:    Elaine Dowling, Esq.